

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3010   April 19, 2010

Lee Fensterstock, Chief Executive Officer
Broadpoint Securities Group, Inc.
12 East 49th Street
New York, NY 10017

>   **Re: Broadpoint Securities Group, Inc.**
>   **Form 10-K**
>   **Filed March 26, 2009**
>   **Form 10-K/A**
>   **Filed April 30, 2009**
>   **File No. 000-14140**

Dear Mr. Fensterstock:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Sonia Gupta Barros
Special Counsel